UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    ) *

Movella Holdings Inc.

(Name of Issuer)

Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

62459N105

(CUSIP Number)

February 10, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62459N105	13G	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS Taiwan Semiconductor Manufacturing Company Limited (“TSMC”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan, Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,095,359 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,095,359 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,095,359 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 3,095,359 shares of common stock held by TSMC Partners, Ltd., a wholly-owned subsidiary of TSMC.
(2)

The percentage used in this Schedule 13G is calculated based on approximately 50,877,511 shares of common stock of Movella Holdings Inc. (formerly known as Pathfinder Acquisition Corporation, the “Issuer”) issued and outstanding as of February 10, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 13, 2023, which do not take into account shares issuable upon the exercise of warrants to purchase up to approximately 10,750,000 shares of common stock of the Issuer that remain outstanding after the Closing (as defined in the same Form 8-K).

CUSIP No. 62459N105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS TSMC Partners, Ltd. (“TSMC Partners”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,095,359 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,095,359 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,095,359 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (2)
12.	TYPE OF REPORTING PERSON CO

(1)	Represents 3,095,359 shares of common stock held by TSMC Partners.
(2)

The percentage used in this Schedule 13G is calculated based on approximately 50,877,511 shares of common stock of the Issuer issued and outstanding as of February 10, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2023, which do not take into account shares issuable upon the exercise of warrants to purchase up to approximately 10,750,000 shares of common stock of the Issuer that remain outstanding after the Closing (as defined in the same Form 8-K).

CUSIP No. 62459N105	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer

Movella Holdings Inc. (formerly known as Pathfinder Acquisition Corporation)

(b)	Address of Issuer’s Principal Executive Offices

Suite 110, 3535 Executive Terminal Drive, Henderson, NV 89052, United States

Item 2.

(a)	Name of Person Filing

TSMC

TSMC Partners (together with TSMC, the “Reporting Persons”)

The shares reported herein are directly held by TSMC Partners. TSMC Partners is a wholly-owned subsidiary of TSMC. Accordingly, TSMC may be deemed to indirectly beneficially own the securities of the Issuer held by TSMC Partners.

(b)	Address of the Principal Office or, if none, residence

For each of the Reporting Persons: No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China

(c)	Citizenship

TSMC: Taiwan, Republic of China

TSMC Partners: British Virgin Island

(d)	Title of Class of Securities

Common Stock, $0.00001 Par Value Per Share

(e)	CUSIP Number

62459N105

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 62459N105	13G	Page 4 of 6 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b)

Percent of class determined is based on approximately 50,877,511 shares of common stock of the Issuer issued and outstanding as of February 10, 2023, as reported on the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2023, which do not take into account shares issuable upon the exercise of warrants to purchase up to approximately 10,750,000 shares of common stock of the Issuer that remain outstanding after the Closing (as defined in the same Form 8-K).

The information required by Item 4(b) is set forth in Row (11) on the cover page for each Reporting Person and is incorporated herein by reference.

As of the date hereof, TSMC Partners directly owned 3,095,359 shares of the common stock of the Issuer. TSMC Partners is a wholly-owned subsidiary of TSMC. Accordingly, TSMC may be deemed to indirectly beneficially own 3,095,359 shares of the common stock of the Issuer held by TSMC Partners.

(c)	The information required by Item 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 62459N105	13G	Page 5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2023

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

By:	/s/ Wendell Huang
Name: Wendell Huang
Title: Vice President & Chief Financial Officer & Spokesperson

TSMC PARTNERS, LTD.

By:	/s/ Jen-Chau Huang
Name: Jen-Chau Huang
Title: Director

CUSIP No. 62459N105	13G	Page 6 of 6 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement